SILVESTRE LAW GROUP, P.C.

31200 Via Colinas, Suite 200

Westlake Village, CA 91362

(818) 597-7552

Fax (805) 553-9783

April 2, 2018

Division of Corporation Finance

Office of Telecommunications

United States Securities and Exchange Commission

Washington, DC 20549

RE:

Registration Statement on Form S-3

Filed December 8, 2017

File No. 333-221970

Dear Ladies and Gentlemen:

We are submitting this letter on behalf of our client, Social Reality, Inc. (“Company”) in response to your comments received telephonically on March 22, 2018 during this firm’s call with Staff representatives Joshua Shainess (Attorney-Advisor) and Kathleen Krebs (Special Counsel). These responses utilize the Staff’s comments as the primary guide of this letter. Additionally, our responses are based on representations made to this firm by the Company.

1.

The Staff requested clarification as to the use of the personal information being captured from individuals and entities accessing the BIGToken whitepaper.

Response:

The information being captured through access to the BIGToken whitepaper is being used to update all of the individuals with the progress and development of the BIGToken platform. To date, four emails have been sent, three of which deal with accessing the whitepaper and one which provided users with soundbites regarding BIGToken in the news.

2.

The Staff identified a statement on the Company’s website stating: “It is also one of the first to register a security token” and requested clarification.

Response:

The statement was inadvertently included by the Company’s external corporate communications group.  Since becoming aware of the statement, the Company has deleted it and has done a comprehensive review of all website content and either revised, modified or deleted any similar non-factual statements. This firm has also reviewed the statement in the context of materiality and has concluded that although false, the statement itself was not material given the Company’s public disclosures that the BIGToken platform is not yet operational and accordingly, no reward token, even if registered, could be issued.

3.

With regard to the Company’s S-3/A, the Staff requested the following:

a.

Update the front cover to clearly identify the filing as an S-3/A and provide the amendment number;

b.

File the entire S-3/A with the added disclosure in the body; and

c.

Update the incorporation by reference section to include the Company’s Annual Report on Form 10-K for the year ended December 31, 2017.

Response:

The Company has made the revisions requested and anticipate filing the S-3/A Amendment No. 2 during the first week of April, 2018.

SILVESTRE LAW GROUP, P.C.

4.

The Staff requested that the Company resubmit its Section 5 analysis that was initially submitted on February 16, 2018.

Response:

The Company’s Section 5 analysis is hereby resubmitted in its entirety below:

Conclusion

As discussed in more detail below, the Communications do not rise to a violation of Section 5 for the following reasons:

1.  Neither the Company nor its subsidiary was “in registration.”

2.  The Communications do not constitute an offering.

3.  The Communications are subject to the safe-harbor of Rule 168.

4.  Sufficient time would have passed between the Communications and the filing of a registration statement in order to let the market “cool”.

Background

The Company is an Internet advertising and platform technology company that provides tools to automate the digital advertising market.  The Company’s Class A common stock is listed on the Nasdaq stock market under the symbol “SRAX”.  The Company’s focus is on providing tools that enable both publishers and advertisers to maximize their digital advertising initiatives. Since its formation in 2010, the Company has developed innovative technologies and tools that allow advertisers to better market their products.  Central to the Company’s value proposition is the ability to acquire accurate and reliable user data, which the Company then sells access to such data to its customers for the purpose of targeted advertising campaigns. The Company has historically explored ways to increase the accuracy of the data, thereby increasing the value of the data and ultimately the price that the Company can charge its customers for such data. One such concept that the Company has periodically explored is affinity programs whereby the Company would reward users for providing data to the Company.  In addition to cash rewards, the Company has explored rewarding users through the issuance of securities, much like T-Mobiles’ “Stock Up” program that was launched in 2016, whereby T-Mobile would issue its users shares of T-Mobile stock for recommending T-Mobile.  However, throughout the Company’s history, it has not implemented such a program because cash rewards were not feasible given the Company’s balance sheet and the transaction costs associated with issuing a small number of securities in multiple transactions made a securities reward structure cost prohibitive.

In late 2016 the Company began researching the Overstock.com offering of its Blockchain Voting Series A Preferred Stock. The Overstock Series A Preferred Shares were issued as both analog and digital securities.  Based on the Company’s research, given the significantly lower transaction costs associated with issuing a digital security, the Company began to explore the possibility of issuing its users a digital security.

During the third quarter of 2017, the Company began working on its BIG Platform project.  BIG Platform is designed to be a consumer-first data management and distribution system that the Company believes ensures transparency, authentication, and compensation for customer data. It is anticipated that if and when developed, users of the BIG platform will be paid for the data that they provide through the issuance of a digital security (a “BIG token”). As planned, customers would receive a digital security (i) when they sign up to participate in the system, (ii) when they opt to include their data in the marketplace, and (ii) when corporations and third parties purchase access to their data. This digital security will provide consumers certain rights in the BIG Platform, including being compensated monetarily for the use of their data. BIG Platform is currently being developed and is planned to be financed and operated by the Company’s wholly owned subsidiary, BIG Token, Inc.  Once the BIG Platform is operational, it will be partially spun-out to the Company’s shareholders via a stock dividend.

SILVESTRE LAW GROUP, P.C.

It is important to note that at the time the first of the Communications was made on September 25, 2017, and based on the advice of qualified counsel, the Company structured BIG Token as a true “utility token.”  Accordingly, on September 25, 2017, when the presentation was completed and filed with the Securities Exchange Commission (the “Commission”), the Company was designing a “utility token,” the issuance of which would not require registration under the 1933 Act. Even the chairman of the Commission, Jay Clayton, stated before the Committee on Banking, Housing, and Urban Affairs of the United States Senate on February 6, 2018 that there are tokens that do not appear to be securities, but true utility tokens.  He stated that “…there are cryptocurrencies that, at least as currently designed, promoted and used, do not appear to be securities...”  Since that time, and partially as a result of reviewing the Commission’s subsequent public statements regarding Initial Coin Offerings, the Company’s strategy has evolved in such a fashion that the Company has determined that the token to be issued as a dividend pursuant to the spin-out would be registered as a security pursuant to the 1934 Act. Moreover, in an abundance of caution, the tokens issued pursuant to the anticipated Affinity Program also would be registered as securities under the 1933 Act.   Notwithstanding the Company’s current view, the Company is still of the opinion that their platform and product could be structured as a true “utility token,” but has made the decision not to attempt to distribute such an instrument without registration absent further guidance from the Commission.

The Company’s statements in question were made as follows (collectively, the “Communications”):

Date	Document	Statement
September 25, 2017	Form 8-K (Item 7.01 FD Disclosure)	Presentation on BIGtoken.com project. See pages 13-24
November 14, 2017	Form 10-Q for the Quarter ending September 30, 2017	MD&A discussion. See page 29
November 28, 2017	Form 8-K (Item 7.01 FD Disclosure)	Press Release dated November 28, 2017
December 14, 2017	Form 8-K (Item 7.01 FD Disclosure)	Press release announcing publication of the White Paper
December 14, 2017	Exhibit to Form 8-K	White Paper (available at www.bigtoken.com)

Analysis

Neither the Company nor its subsidiary is or was “in registration” at the time the Communications were made.

Neither the Company, nor its subsidiary, BIG Token, Inc., are “in registration”, and therefore none of the Communications constitute an offer of securities. "In registration" is a term that refers to the entire registration process under the 1933 Act, "at least from the time an issuer reaches an understanding with the broker-dealer which is to act as managing underwriter [before] the filing of a registration statement" until the end of the period during which dealers must deliver a prospectus. See Securities Act Release No. 5180, at n. 1 (Aug. 16, 1971) [36 FR 16506.

The Company has not begun the process of engaging underwriters for a potential offering.  Therefore, none of the Communications were made in advance of any understanding or arrangement with a broker-dealer with regard to any offering.  Additionally, as previously disclosed to the Staff in the Company’s correspondence letter filed with the SEC on January 19, 2018., the Company currently anticipates that it will raise capital initially through the issuance by BIG Token, Inc. of convertible debt in a private placement. The Company expects that a registered offering of securities of BIG Token, Inc. will follow sometime in the future, if and when the private placement is successful.  Accordingly, the Communications will have been made well in advance of the period in which the Company’s or its subsidiary would be “in registration,” and therefore the Communications do not constitute a public offer of securities in violation of Section 5.

SILVESTRE LAW GROUP, P.C.

None of the Communications constitute an offer of securities.

The Company does not believe that any of the Communications constituted an offer to sell securities under Section 2(a)(3) of the 1933 Act because none of the Communications could reasonably be construed as pre-filing publicity that were part of any effort to sell the Company’s securities or to arouse interest in an impending offering. See In the Matter of Carl M. Loeb, Rhoades & Co., 38 S.E.C. 843 (195) where an underwriter prepared and disseminated a press release prior to the filing of the registration statement which identified the project as well as the investment banker that would be handling the underwriting arrangements.

Even if viewed in the least favorable light, the Company’s Communications speak to: (i) the Company declaring a dividend to its stockholders once the BIG Platform is ready to launch, (ii) the fact that users of the BIG Platform will be rewarded with a BIG Token and (iii) that at some time in the future the subsidiary will need to raise capital in order to operate as an independent stand-alone entity. In all instances, it is explicitly stated and reasonably presumed by the reader that none of these events will occur until the BIG Platform is officially launched or at minimum, until several months have lapsed given the nascent state of the BIG Platform during these announcements. Also, although the Company does mention registration regarding the dividend in the December 14, 2017 press release, the registration statement is anticipated to be a registration statement on Form 10 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (as required by Staff Bulletin No. 4 dated September 16, 1997) and not a registration statement under the 1933 Act.

The Communications are subject to the safe-harbor of Rule 168.

The Company believes the Communications fall under the safe harbor of Rule 168. Rule 168 states that for purposes of sections 2(a)(10) and 5(c) of the Act, the regular release or dissemination, by or on behalf of an issuer of communications containing factual business information or forward-looking information shall be deemed not to constitute an offer to sell or offer for sale of a security which is the subject of an offering pursuant to a registration statement that the issuer proposes to file, or has filed, or that is effective.

The Company regularly releases information regarding its business and upcoming projects. The Company’s press release issued on December 14, 2017 and the White Paper, both describe the Company’s upcoming new product, the BIG Platform, and both contain the types of information contemplated by Rule 168.  Although the issuance of BIG Tokens to users is mentioned in the White Paper and other Communications, the planned issuance of BIG Tokens is stated because it is paramount to the operation of the platform and required for the reader to adequately understand how the Company’s product will work.  Therefore, we believe these statements constitute statements about management's plans and objectives for future operations, including plans or objectives relating to the products or services of the issuer as contemplated under Rule 168 and should not render the Rule 168 safe harbor unavailable.

The December 14, 2017 press release mentions that the digital security will be registered with the Commission, (consistent with the Company’s previous disclosure on November 28, 2017), however, registration is contemplated under the 1934 Act in order to comply with the requirements for the “spin-out” pursuant to the Commission’s Staff Bulletin No. 4 dated September 16, 1997 and the statement was not intended to suggest the Company was planning to conduct a registered securities offering.  Additionally, the Company’s press release issued on November 28, 2017, further qualifies that the Company’s plans are not imminent by stating that the Company’s intention is to issue a dividend to its shareholders when and if the BIG Platform launches.

SILVESTRE LAW GROUP, P.C.

A sufficient amount of time would have passed between the Communications and the filing of a registration statement to cool any interest in any potential securities offering.

Rule 163A provides issuers with a non-exclusive safe harbor from Section 5(c)’s prohibition on pre-filing offers for certain communications made more than 30 days before the public filing of a registration statement, even if those communications might otherwise have been considered to be an offer under Section 2(a)(3).  As noted above, although some of the Communications refer to the issuance of a digital security, the Company does not believe that these references are sufficient to make the Rule 163A safe harbor unavailable.   Although the Company is an ineligible issuer and cannot avail itself of the comfort of the Rule 163A safe harbor, even if the Communications were deemed to be an offer, more than 60 days have passed since the end of the Period and the Company has not engaged an underwriter or filed a registration statement and therefore any perceived conditioning of the market for an upcoming offering will have dissipated.

The information disclosed in the Communications was material to investors.

The Commission has long recognized that “[d]isclosure of a material event would ordinarily not be subject to the restrictions under Section 5 of the Securities Act.” Release No. 33-5009, Publication of Information Prior to or After the Filing and Effective Date of a Registration Statement Under the Securities Act of 1933, [1969-1970 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶77,744, at 83,706 (Oct. 7, 1969); see also Release No. 33-4697, Stock Offering Rules Clarified, [1961-1964 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶77,002, at 81,671 (May 28, 1964) (Section 5 of the Securities Act is “not intended to restrict the ... announcement to the public generally of information with respect to important business and financial developments”).  Consistent with this view, the Commission issued the Company comment letters on January 5, 10 and 31, 2018 requesting additional information related to the Communications. As a result of these requests, the Company: (i) amended its Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the Company’s 10-Q for the period ended September 30, 2017, and (ii) amended the Company’s resale registration statement on Form S-3 initially filed on December 8, 2017 to include similar disclosures in Item 11, Material Changes.  Accordingly, the Commission was of the opinion that the Communications contained the type of information referenced in these Releases as evidenced by their request that the Company amend certain of its filings to disclose further information related thereto.  The Company agreed with the request and amended its filings as previously discussed.  As a result, the Company believes that the Communications constitute material information which would be required to be disclosed.

I hope the foregoing addresses the Staff’s concerns. Should you require additional information, feel free to contact the undersigned at 805.402.7494 or via email at rsilvestre@silvestrelaw.com.

Sincerely,

Silvestre Law Group, P.C.

Raul Silvestre

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